RENTBERRY, INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To the Board of Directors
Rentberry, Inc.
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Rentberry, Inc. which comprise of the consolidated balance sheets as of December 31, 2019 and 2018, and the related condolidated statements of operations, consolidated statements of retained earnings and consolidated statements of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 27, 2020

RENTBERRY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 3,006,637	$ 3,113,000
Accounts receivable, net	890,280	-
Deferred expenses	-	625,085
Investment in subsidiary	-	2,642
Prepaid expenses and other current assets	47,333	4,665
TOTAL CURRENT ASSETS	3,944,250	3,745,392
OTHER ASSETS		
Intangible assets, net	113,436	76,115
Deposits	26,666	26,666
	140,102	102,781
TOTAL ASSETS	$ 4,084,352	$ 3,848,173

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 412,000	$ -
Deferred revenue		3,438,974
Convertible note - current portion	-	3,565,000
Accrued interest	-	270,240
TOTAL CURRENT LIABILITIES	412,000	7,274,214
TOTAL LIABILITIES	412,000	7,274,214
SHAREHOLDERS' EQUITY		
Common stock (see note 6)	18,287	9,000
Retained earnings	3,654,065	(3,435,041)
TOTAL SHAREHOLDERS' EQUITY	3,672,352	(3,426,041)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,084,352	$ 3,848,173

See independent accountant's review report and accompanying notes to financial statements.

RENTBERRY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 4,398,259	$ 1,780,431
COST OF GOODS SOLD	583	-
GROSS PROFIT	4,397,676	1,780,431
OPERATING EXPENSES		
Advertising and marketing	38,077	81,419
Amortization expense	7,752	2,537
Bank fees and charges	3612	10,367
Credit reporting fees	3,469	11,723
Development costs	-	929,535
General and administrative expenses	102,703	19,481
Hosting costs	42,622	28,315
Insurance Expense	24,051	7,298
Legal and professional expenses	454,130	176,213
Rent expense	125,267	144,496
Miscellaneous Expenses	-	4,165
Processing Services	-	7,500
Salaries and wages	1,387,935	345,578
Subcontractors	401,199	852,934
Travel	35,837	48,221
TOTAL OPERATING EXPENSES	2,626,654	2,669,782
NET OPERATING INCOME/(LOSS)	1,771,022	(889,351)
OTHER INCOME/(EXPENSES)		
Interest expense	(58)	(69,940)
Loss of disposal of subsidiary	(96)	-
Other income	502	-
TOTAL OTHER INCOME/(EXPENSES)	348	(69,940)
NET INCOME (LOSS) BEFORE INCOME TAXES	$ 1,771,370	$ (959,291)
INCOME TAX EXPENSE	(1,631)	(992)
NET INCOME/(LOSS)	1,769,739	(960,283)
OTHER COMPREHENSIVE LOSS		
Loss on cryptocurrency	(625,085)	(306,649)
TOTAL COMPREHENSIVE INCOME/(LOSS)	1,144,654	(1,266,932)

See independent accountant's review report and accompanying notes to financial statements.

RENTBERRY, INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
DECEMBER 31, 2019 AND 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2018	9,000,000	9,000		$ (2,168,109)	$ (2,159,109)
Other comprehesive gain/(loss)				(306,649)	$ (306,649)
Net income				(960,283)	$ (960,283)
ENDING BALANCE, DECEMBER 31, 2018	9,000,000	$ 9,000	$ -	$ (3,435,041)	$ (3,426,041)
Conversion of convertible notes	9,287,337	9,287	5,944,452	-	$ 5,953,739
Other comprehesive gain/(loss)	-	-	-	(625,085)	$ (625,085)
Net income	-	-	-	1,769,739	$ 1,769,739
ENDING BALANCE, DECEMBER 31, 2019	18,287,337	$ 18,287	$ 5,944,452	$ (2,290,387)	$ 3,672,352

See independent accountant's review report and accompanying notes to financial statements.

RENTBERRY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,144,654	$ (1,266,932)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	7,752	2,537
(Increase) decrease in assets:		
Accounts receivable	(890,280)	-
Prepaid expenses and other current assets	(42,668)	32,835
Deferred expenses	625,085	(625,085)
Deposits	-	(26,666)
Increase (decrease) in liabilities:		
Accounts payable	412,000	-
Deferred revenue	(3,438,974)	3,438,974
Accrued expenses	-	270,240
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(2,182,431)	1,825,903
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(45,073)	(78,652)
Investment in subsidiary	2,642	(2,642)
CASH USED FOR FINANCING ACTIVITIES	(42,431)	(81,294)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of convertible notes payable	-	(384,865)
Issuance of common stock and paid in capital	5,953,739	-
Conversion of convertible notes payable	(3,835,240)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	2,118,499	(384,865)
NET INCREASE (DECREASE) IN CASH	(106,363)	1,359,744
CASH AT BEGINNING OF YEAR	3,113,000	1,753,256
CASH AT END OF YEAR	$ 3,006,637	$ 3,113,000

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>Summary of Significant Accounting Policies</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Rentberry, Inc. was incorporated in the State of Deleware on August 28, 2015.

Rentberry, Ltd. is a private limited company incorporated in Gibraltar on November 24, 2017, owned wholly by Rentberry, Inc. Rentberry, Ltd. was formed strictly for the initial coin offering that took place in 2017. Rentberry, Ltd. was dissolved during 2019.

The Company is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform uses offers a transparent application process, a croud sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Rentberry, Inc. and Rentberry, Ltd. (collectively, the "Company). Rentberry, Ltd. is fully owned by Rentberry, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Initial Coin Offering
Initial Coin Offerings or 'ICOs' have become a prevalent means for developers to sell blockchain tokens or coins to investors. When an ICO is undertaken, the issuer receives consideration in the form of cash or another cryptocurrency asset, in the event, a BERRY. In exchange, the Company issued a digital token to the parties that provided contributions for the development of the digital token.

During 2018, the Company conducted an Initial Coin Offering for the purpose of raising operating funds. The ICO was managed on the cryptonomos site. The BERRY could be used for purchases made on the Rentberry platform.

The sale of the BERRY's generated $5,126,040 of sales, allocated between fiscal years 2019 and 2018. The revenue was recorded in accordance with the Company's revenue recognition policy. Loss on the issuance of the BERRY ($931,734) was recorded in other comprehensive income and matched the allocation of the revenue. The Company does not plan to do another ICO.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of domain names. Domain names are amortized over fifteen years.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018 and prior. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon booking of a property. Unearned revenue related to prepaid bookings are recorded as deferred revenues. The Company has recorded $4,398,259 and $1,780,431 of revenue for the years ending December 31, 2019 and 2018, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements
There are no recent accounting pronouncement that are expected to have a material impact on its financial position.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Convertible Notes</u>

The Company has issued several promissory notes, all of which were successfully converted on December 31, 2018. In 2015, nine promissory notes were issued for a total of $620,000, with 4% APRs that matured and successfully converted on December 31, 2018. In 2016, nine promissory notes were issued for a total of $270,000, with 4% APRs that matured and successfully converted on December 31, 2018. In 2017, thirty five promissory notes were issued for a total of $2,475,000, with 4% APRs that matured and successfully converted on December 31, 2018. As of December 31, 2019, the Company has no promissory notes outstanding.

4.   <u>Issuance of Cryptocurrency</u>

Between December 5, 2017 and February 28, 2018, Rentberry, Ltd. held their initial coin offering, selling approximately $7,000,000 worth of their platform's utility cryptocurrency token, called the BERRY. This netted the Company $5,126,040 of additional revenue. The revenue was allocated between fiscal years 2019 ($3,438,974) and 2018 ($1,687,066) in accordance with their revenue recognition policy. The Company realized a loss of $625,085 and $306,649 in the valuation of the cryptocurrency for the years ending December 31, 2019 and 2018, respectively.

5.   <u>Investment in Subsidiary</u>

For the purposes of issuing the ICO, the Company created Rentberry, Ltd. During 2019, this Company was dissolved and the investment in the subsidiary was written off, resulting in a loss of $96.

6.   <u>Equity</u>

Common Stock
As of December 31, 2019, the Company has authorized 20,000,000 shares of common stock, with a par value of $0.001 per share. Of those, 18,287,337 shares have been issued and are outstanding.

As of December 31, 2018, the Company has authorized 10,000,000 shares of common stock, with a par value of $0.001 per share. Of those, 9,000,000 were issued and outstanding.

6.   <u>Subsequent Events</u>

The Company has evaluated subsequent events through April 27, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.